FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Jon Lever, signing for purposes of this certification as Chief Financial Officer of Wealth Minerals Ltd. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Wealth Minerals Ltd. (the "issuer") for the interim period ending August 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: October 29, 2004


"Jon Lever" (signed)
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Jon Lever
Chief Financial Officer